April 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CleanSpark, Inc. – Withdrawal of Rule 477 Application for Withdrawal Previously made on

Form RW (File No. 333-254290)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, CleanSpark, Inc. (the “Company”) hereby requests that the registration withdrawal request filed on April 11, 2024 on Form RW (accession no. 0001193125-24-092553) be withdrawn. The Company intends to file a withdrawal request on Form AW to request the withdrawal of Post-Effective Amendment No.2 to the Registration Statement on Form S-3 (File No. 333-254290) filed with the Commission by the Registrant on December 15, 2022.

Should you have any questions regarding the foregoing application for withdrawal, please contact Mark D. Wood of our counsel Katten Muchin Rosenman LLP at 312-902-5493.

Sincerely,

/s/ Gary A. Vecchiarelli
Gary A. Vecchiarelli
Chief Financial Officer

cc:	Mark D. Wood

Katten Muchin Rosenman LLP